WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital

December 31, 2020

(In thousands)

Total stockholder's equity per balance sheet	$	166,119
Additions to capital – deferred tax		2,635
Total stockholder's equity for computation of net capital		168,754
Nonallowable assets:		
Investments in affiliates		57,375
Customers and other		8,541
Due from affiliates		464
Prepaid expenses and other current assets		10,502
Income taxes receivable		451
Property and equipment, net		3,304
Deferred income taxes		9,242
Goodwill		8,242
Other non-current assets		8,298
Total nonallowable assets		106,419
Haircuts on securities		1,948
Net capital		60,387
Computation of alternative net capital requirement Rule 15c3-1		
Net capital requirement (greater of $250 or 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)		250
Excess of net capital	$	60,137

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2020 FOCUS Part IIA filed on January 26, 2021.

See accompanying report of independent registered public accounting firm.